UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934


BELMONT RESOURCES INC.
(Translation of Registrant's Name Into English)

SEC File Number: 000-29616

#1180 - 666 Burrard Street, Vancouver, B.C. Canada V6C 2X8
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X              Form 40-F
            ----                                       ----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     X             No
       ---                         ---

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-686.

FORM 27
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT

ITEM  1.REPORTING ISSUER

Belmont Resources Inc. (the  "Company")
1180 - 666 Burrard Street
Vancouver, BC
V6C 2X8

ITEM  2.DATE OF MATERIAL CHANGE

December 16, 1999

ITEM 3.PRESS RELEASE

Issued December 16, 1999 and distributed through the facilities of Vancouver Stockwatch and filed with the Canadian Venture Exchange and B.C. Securities Commission.

ITEM  4.SUMMARY OF MATERIAL CHANGE

Belmont Resources Inc. (CDNX-BEO, OTC-BB-BEOVF) reports that it has entered into an Initial Agreement with McCallan Oil & Gas GesmbH of Austria ("McCallan"), a wholly owned subsidiary of Sierra International Group, Inc. to acquire a 25% interest in EnviGeo.

ITEM  5.FULL  DESCRIPTION  OF  MATERIAL  CHANGE

Belmont Resources Inc. (CDNX-BEO, OTC-BB-BEOVF) reports that it has entered into an Initial Agreement with McCallan Oil & Gas GesmbH of Austria ("McCallan"), a wholly owned subsidiary of Sierra International Group, Inc.
Sierra recently acquired 100% of McCallan, an Austrian oil and gas concern with its headquarters in London, UK.

Sierra/McCallan grants Belmont an option to acquire a 25% interest in EnviGeo Trade s.r.o. (a private Slovakian Company, owned 90% by McCallan). EnviGeo owns a 2478.9 square km oil and gas exploration license known as the Prieskumne Uzemie Medzilaborce ("PUM") located in northeastern Slovakia. A 'Geological Overview and Petroleum Prospect Evaluation' of the concession area has recently been completed by Geomega Ltd. of Hungary (Dr. Ferenc Horvath, Project Coordinator and Associates). Based on the available geological data from Slovakia and some relevant information from the neighbouring Polish Carpathians, Geomega concluded that very good hydrocarbon prospects exist in the concession block.

The terms of the agreement are: (a) the payment by Belmont to EnviGeo (on behalf of Sierra/McCallan) of Cdn $100,000 which shall be a refundable deposit, and (b) the payment by Belmont to Sierra/McCallan of an additional CDN $400,000 within 90 days, subject to Belmont completing a due diligence assessment of PUM. Further terms will be detailed in a definitive agreement and released upon completion.

Belmont is an International Resource Company that controls a gold/antimony property and has a working interest with EuroGas, Inc. on another oil/gas concession in the Slovak Republic. Belmont is also currently reviewing an oil prospect in Texas and a platinum property in British Columbia.
For a discussion of the contingencies and uncertainties to which information respecting future events is subject, see Belmont's 1999 annual report on Form 20F and other SEC reports.

ITEM 6.RELIANCE ON SECTION 67(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM  7.OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM  8.DIRECTOR/SENIOR  OFFICER

Contact:Gary  Musil,  Secretary
Telephone:(604)  683-6648

ITEM  9.STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein. "GARY MUSIL"
Gary Musil, Secretary

DATED this 16th day of December, 1999.

BELMONT RESOURCES INC.
#1180 - 666 Burrard Street
Vancouver, B.C. V6C 2X8
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
Website: www.Belmont-Resources.com

December 16, 1999

CDNX - "BEO"
OTC-BB-BEOVF

"NEWS RELEASE"

Belmont Resources Inc. (CDNX-BEO, OTC-BB-BEOVF) reports that it has entered into an Initial Agreement with McCallan Oil & Gas GesmbH of Austria ("McCallan"), a wholly owned subsidiary of Sierra International Group, Inc.
Sierra recently acquired 100% of McCallan, an Austrian oil and gas concern with its headquarters in London, UK.

Sierra/McCallan grants Belmont an option to acquire a 25% interest in EnviGeo Trade s.r.o. (a private Slovakian Company, owned 90% by McCallan). EnviGeo owns a 2478.9 square km oil and gas exploration license known as the Prieskumne Uzemie Medzilaborce ("PUM") located in northeastern Slovakia. A 'Geological Overview and Petroleum Prospect Evaluation' of the concession area has recently been completed by Geomega Ltd. of Hungary (Dr. Ferenc Horvath, Project Coordinator and Associates). Based on the available geological data from Slovakia and some relevant information from the neighbouring Polish Carpathians, Geomega concluded that very good hydrocarbon prospects exist in the concession block.

The terms of the agreement are: (a) the payment by Belmont to EnviGeo (on behalf of Sierra/McCallan) of Cdn $100,000 which shall be a refundable deposit, and (b) the payment by Belmont to Sierra/McCallan of an additional CDN $400,000 within 90 days, subject to Belmont completing a due diligence assessment of PUM. Further terms will be detailed in a definitive agreement and released upon completion.

Belmont is an International Resource Company that controls a gold/antimony property and has a working interest with EuroGas, Inc. on another oil/gas concession in the Slovak Republic. Belmont is also currently reviewing an oil prospect in Texas and a platinum property in British Columbia.
For a discussion of the contingencies and uncertainties to which information respecting future events is subject, see Belmont's 1999 annual report on Form 20F and other SEC reports.

ON BEHALF OF THE BOARD

"GARY  MUSIL"
Gary  Musil,
Secretary/Director

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.